

Ford F-Series Tops 70,000-Truck Mark for Seventh Consecutive Month, While Ford Expedition Sales Jump 27.4 Percent; Lincoln Navigator Sales Up 77.3 Percent


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SEPTEMBER 2018 SALES

	Total Vehicle	Retail	Fleet	Truck	SUV	Car
U.S. Sales	**197,404**	**148,233**	**49,171**	**93,408**	**66,884**	**37,112**
Versus September 2017	-11.2%	-12.6%	-6.7%	-9.9%	-2.7%	-25.7%

HIGHLIGHTS

For the industry, September presented a tough scenario for comparison due to strong performance a year ago resulting from pent-up and replacement demand following Hurricane Harvey in Houston, while September 2018 experienced some weather-related impact due to Hurricane Florence.

- **Ford Motor Company's September U.S. sales** declined 11.2 percent on total sales of 197,404 vehicles

- **Ford's overall average transaction pricing increased $1,500** for September, expanding more than twice the rate of the overall industry average

- **Ford F-Series topped the 70,000-truck mark for the seventh straight month, selling 75,092 pickups in September.** Three times this year, F-Series has sold above the 80,000-truck mark, while no other pickup has even surpassed 60,000 trucks sold in a month

- **Ford Expedition results were up 27.4 percent** on a total of 3,627 vehicles sold, while Ford EcoSport turned in sales of 4,577 SUVs

- **Ford Mustang sales totaled 5,770 cars,** representing a slight decline of 1.3 percent

- **All-new Lincoln Navigator remains white hot,** with overall sales up 77.3 percent. Lincoln's luxury SUV is maintaining an incredibly rich mix of high series vehicles

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About Ford Motor Company

Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 201,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

*U.S. sales volume reflects transactions with (i) retail and fleet customers (as reported by dealers), (ii) government and (iii) Ford management. Average transaction pricing based on J.D. Power and Associates PIN data.

> *"F-Series posted its seventh straight month of sales above the 70,000-truck mark in September. As part of that run, F-Series has exceeded sales of 80,000 trucks three times this year. Ford SUVs are running at a record pace this year. The Expedition turned in a strong 27 percent gain. Lincoln's Navigator posted a 77 percent gain, with 88 percent of Navigators sold as high-trim series Black Label and Reserve models."*
>
> *– Mark LaNeve, Ford vice president, U.S. Marketing, Sales and Service*

WINNING PORTFOLIO


Ford Trucks

September marks seven straight months of F-Series topping 70,000 sales. Transaction pricing is running at record levels of $46,600 per truck, up $1,000 over a year ago. Super Duty transaction pricing totaled a record $59,100 per truck in September.


Ford SUVs

Ford brand SUV sales are running at a record pace this year through September. Expedition turned in a 27.4 percent gain on record transaction prices of $63,600 as customers opt for more high series Platinum SUVs.


Ford Performance

As America's best-selling sports car, Ford Mustang represents approximately one out of every three sports cars sold here. Ford sold 5,770 Mustangs in September, a slight decline compared to what we believe was a down month for the overall sports car segment.


Ford Commercial Vans

Representing just more than half the commercial van market, Ford's overall van sales were down in September based on fleet order timing. Through last month, Ford van sales are up 3.8 percent, while Transit sales expanded 13.5 percent with 106,463 vans sold.


Lincoln

Lincoln clients are loading up on Navigator, with high series Black Label SUVs spending on average just 12 days on dealer lots. Overall Navigator sales were up 77.3 percent last month, with transaction price gains of almost $30,000. The hottest market for Navigator ls California, with sales up 166.7 percent in September.

FORD MOTOR COMPANY
SEPTEMBER 2018

Fleet Segment	September 2018		September CYTD	
	Percent of Total Sales	YOY Change	Percent of Total Sales	YOY Change
Rental	5.5%	(0.0) points	11.4%	(0.0) points
Commercial	13.2%	0.8 points	13.0%	1.0 points
Government	6.2%	0.4 points	6.0%	(0.2) points
Total Fleet	24.9%	1.2 points	30.5%	0.7 points

Gross Stock (incl. in-transit)	September 2018		August 2018		September 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	115,125	78	118,819	85	135,471	71
SUVs	209,336	78	214,430	73	188,076	71
Trucks	279,696	75	272,602	72	295,644	74
Total	604,157	77	605,851	75	619,191	72

Dealer Stock (on ground)	September 2018		August 2018		September 2017	
	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply	Units at Month-End	Days' Supply
Cars	94,070	63	99,558	72	113,329	59
SUVs	174,346	65	174,216	60	154,168	58
Trucks	214,376	57	210,134	56	246,341	62
Total	482,792	61	483,908	60	513,838	60

CONTACT

Erich Merkle
313.806.4562
emerkle2@ford.com